

February 17, 2011

Mr. Gregory G. Marlier
Chief Financial Officer
Vista Gold Corp
Suite 5, 7961 Shaffer Parkway
Littleton, CO 80127

>   **Re: Vista Gold Corp**
>   **Form 10-K for the Fiscal Year Ended 12/31/2009**
>   **Filed March 16, 2010**
>   **Proxy Statement on Schedule 14A**
>   **Filed April 9, 2010**
>   **Response Letter Dated September 17, 2010**
>   **File No. 1-09025**

Dear Mr. Marlier:

We have reviewed your filing and the referenced documents, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

1.   We note your response to our prior comment 2 from our letter to you dated August 23, 2010. Amend your Form 10-K to include the disclosure you reference in your response. In the alternative, with a view toward disclosure, provide us with your proposed responsive disclosure as it would have appeared in the April 2010 proxy. Include disclosure of the companies the compensation committee examined in making its compensation determinations, the role of Coopers Consulting Ltd. in the compensation determinations, and the industry comparables and industry competitive surveys the committee used in making its compensation determinations.

2.   We note your response to our prior comment 3 from our letter to you dated August 23, 2010. Amend the Form 10-K accordingly, or provide us with your proposed responsive disclosure, with a view toward disclosure. Include the specific corporate goals the compensation committee used in determining compensation for the named executive officers and the company's performance relative to the corporate goals. For example, provide the specific targets for your technical and economic goals including the maintenance of adequate working capital, maintenance of costs within budgeted levels, and share price performance measured against the peer companies or groups. We also r you generally to Instruction 4 to Item 402(b) of Regulation S-K.

Incentive Payments, page 26

3.   We note your response to our prior comment 4 from our letter to you dated August 23, 2010. Please amend or with a view toward disclosure provide us with proposed disclosure which includes a discussion of the material differences between how your compensation committee and board of directors determine how your named executive officers are compensated. In that regard, we further note the statement at page 28 that "The compensation of Mr. Richings, the Executive Chairman and [CEO], is determined in the same manner as for other executive officers (as described above)."

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director